

June 5, 2007

**<u>Via Facsimile 501.376.2147 and U.S. Mail</u>**

Ms. Pam Randolph
BNL Financial Corporation
7530 Highway 107
Sherwood, Arkansas 72120

**RE:** **BNL Financial Corporation**
**Schedule TO-I filed May 17 and 18, 2007**
**Schedule 13E-3 filed May 18, 2007**
**File No. 5-79893**

Dear Ms. Randolph:

We have reviewed the above-captioned filings, and have the following comments.

### <u>Item 13 – TO.  Information Required by Schedule 13E-3</u>

1.      We do not agree with the statement that each item required by Schedule 13E-3 has been addressed in the combined filing.  Amend the filings to comply with General Instructions E and F to Schedule 13E-3.  In addition, the combined filing failed to comply with Rule 13e-3(e)(ii) and Rule 13e-3(e)(v).  We note, for example, the filing was devoid of the fairness determination required by Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A.  BNL will need to consult Q&A Nos. 19-21 in Exchange Act Release 17719 (April 13, 1981) in preparing its revised disclosure.  Please file an amendment to the combined filing that includes the supplement that BNL will need to send to its security holders.

### <u>Item 13 – 13E-3. Financial Statements</u>

2.      Contrary to BNL's stated belief, financial statements are material to this transaction. Item 13 of Schedule 13E-3 does not provide BNL with the opportunity to provide optional disclosure concerning its financial statements based upon its own materiality determination.  To the extent that BNL elects to include the required financial statements in its disclosure document through incorporation by reference, please provide the summarized financial statements required by Item 1010(c) in the supplement distributed to security holders.  See Instruction 1 to Item 13 of Schedule 13E-3.

**Offer to Purchase**

General

3.      Explain to us, with a view toward revised disclosure, how the offer can be made to all
security holders but exclude shares subject to unexercised options.  See Rule 13e-4(f)(8).

6. Certain Conditions of the Offer

4.      A tender offer may be conditioned on a variety of events and circumstances, provided
that they are not within the direct or indirect control of the offeror.  Actions or omissions
by the offeror are not only vague terms to be interpreted in offer conditions, but also
appear to be within the control of the offeror.  The disclosure indicates that once a
condition is triggered, a failure by BNL to exercise its right to terminate the offer will not
constitute a waiver of that condition.  Please note that when a condition is triggered and
the offeror decides to proceed with the offer, we believe that this decision constitutes a
waiver of the triggered condition.  Please revise your disclosure to remove the
implication that BNL reserves the right to conduct an illusory offer by amending the
referenced language.

5.      Explain to us the purpose of the language that any determination by the Company
concerning the events described in the conditions "will be final and binding upon all
parties."  Disclose that only a court of competent jurisdiction can make a determination
that will be final and binding upon the parties.  In addition, please disclose that security
holders may challenge the Company's determinations.

Closing Comments

Pease amend your filing in response to these comments.  Please electronically submit a
cover letter on EDGAR with your amendment that keys your responses to our comments.
Detailed cover letters greatly facilitate our review.  Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors
require for an informed decision.  Since the issuer is in possession of all facts relating to its
disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement
from the Company acknowledging that:

·       the issuer is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in filings reviewed by the staff do not foreclose the Commission from taking any action with respect to any filing; and

- the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at 202.551.3400.  You may also contact me via facsimile at 202.772.9203  Please send all correspondence to us at the following ZIP code: 20549-0303.

Sincerely,

Nicholas P. Panos
Special Counsel
Office of Mergers
and Acquisitions